

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

<u>Via E-Mail</u>
Mickail Muyingo, President
Gala Global Inc.
25 B Hampstead Hill Gardens
London NW32PJ, UK

      **Re:    Gala Global Inc.**
             **Amendment No. 3 on Form S-1**
             **File No. 333-172744**
             **Filed July 15, 2011**

Dear Mr. Muyingo:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1. We note your statement that "the selling shareholders will sell their shares at the fixed price of $0.05 per share until the shares are quoted on a market or securities exchange." Please revise to clarify that the market is the OTC Bulletin Board.

Prospectus Summary, page 6

2. We note your response to comment four of our letter dated April 7, 2011, and we reissue it in part.  Please revise to clarify if you are unable to raise sufficient funds to implement your business plan, whether you will be able to comply with your periodic reporting

obligations, whether you may cease operations, or whether you will fail. Your current disclosure just indicates that you may be unable to be profitable, but it appears that without sufficient funds to implement your business plan that there may be greater consequences than the existence of profits.

Risk Factors, page 7

3. We note your response to comment eight of our letter dated April 7, 2011, and we reissue it. Please revise to incorporate the change indicated in your response letter. We are unable to find any change in the revised risk factor eight (previously six) of your registration statement.

Business, page 16

4. We note your response to comment 12 of our letter dated April 7, 2011, and we reissue it. Please revise to clarify the activities which are not part of the expenses listed in your plan of operation disclosure on page 29. For example, it does not appear that opening locations in Europe or North America, establishing a customer services department, or opening an online store will occur in the next 12 months based on current funding levels. Please revise to clearly indicate which activities are long-term in nature and are dependent on future financing.

5. We note your response to comment 13 of our letter dated April 7, 2011 regarding the location of your MSK-335 sewing machine. Please revise to clarify who owns the sewing machine. We note that your interim financial statements do not include a fixed asset balance for the period ending May 31, 2011.

6. We note your response to comment 16 of our letter dated April 7, 2011, and we reissue it. Please revise page 17 of the registration statement to clarify that Mr. Muyingo's agreement to lend funds to the company is non-binding.

7. We note your response to comment 18 of our letter dated April 7, 2011, and we reissue it. Please revise to clarify what specific steps you have performed as to the development of your website, if any, and provide the basis of your belief that your website will be operational in July 2011. Also, please revise to clarify what functions will be available in July 2011, as you also indicate that the costs of development will be $4,000 over 12 months. Finally, please revise to clarify the basis of your belief that the development of your website will only be $4,000 for the next 12 months.

8. We note your response to comment 19 of our letter dated April 7, 2011, and we reissue it in part. If you are dependent on your prospective customers to come into your studio for measurements, please revise to clarify how your website is used for distribution. Please clarify if your website is just used as a catalog, for scheduling, and submitting questions.

If customers come to your studio for measurements and may pay onsite, it is unclear how sales would be generated in an online store. Please revise your disclosure to clarify your business operations as appropriate.

9.      Please revise to clarify the products and services that will be offered on your website.

10.     We note your response to comment 20 of our letter dated April 7, 2011, and we reissue it in part. Please revise to disclose your method of competition, as required by Item 101(h)(4)(iv) of Regulation S-K. Also, please revise to address the competitive business conditions and clarify the meaning of your statement that the "competition level is medium to high."

11.     We note your response to comment 21 of our letter dated April 7, 2011, and we reissue in part. Please revise to incorporate your response that you will not trademark any of your brands at this time and clarify whether you will do so in the next 12 months. Also, please revise to clarify why trademark protection is not necessary for your brands and consider adding a risk factor to address your lack of protection of your intellectual property.

12.     We note your response to comment 22 of our letter dated April 7, 2011, and we reissue it in part. Please revise to describe the regulatory framework for which you must register with U.K authorities and when you anticipate you will register.

Management's Discussion and Analysis, page 23

13.     We note your statement that "we have not sold any products, but are attempting to do so at this time." We also note your statement in the business section that "we are planning to sell our tailoring clothing and offer tailoring services out of our Tailoring Studio which we will set up in London." Please revise this section to clarify the current status of your business operations.

Plan of Operation, page 24

14.     Please revise to clarify your statement that "once we have filed our registration statement, we plan to negotiate agreements for sale of our products and services with our potential clients." Are you currently negotiating agreements or will you start once the London tailoring studio is opened? Clarify who are the clients you are attempting to negotiate with.

15.     Please supplementally advise us of the meaning of your statement that the consultant will "promote our business to companies for possible joint ventures."

16.     We note your disclosure addressing marketing your services and starting negotiations with clients in June 2011. Please revise to update the timing of your plans. We note you

indicate that "we should begin to see results from our marketing campaign with 120 days from its initiation" and that you plan to set up your studio center in November or December 2011. It appears that you will not begin operations prior to November or December. Please clarify you statement regarding seeing results from your marketing campaign.

17.     Please advise us of the basis of your belief that you will only need $5,000 to hire two tailors during the next 12 months. We also note that you plan on hiring two sales representatives in the next nine months. Please add the cost of the two sales representatives to your operations expenses table.

18.     Please revise to include your rent figures for your studio ($1,500 monthly) in your expenses table for the next 12 months on page 29 or advise us why the rent should not be included as a cost of operations with the next twelve months. Additionally, you reference a new office site on page 22. Revise to address the office rent figure in your plan of operations expenses table or advise us as appropriate.

19.     Please revise your statement, noted on page 30, "to maintain profitability …." as it implies that the company is currently profitable.

Results of Operations and Liquidity and Capital Resources, Page 29

20.     Please revise to also include an updated discussion of your results of operations and liquidity for the period ended May 31, 2011.

21.     We note your statement on page 31 that "[i]f this offering is successful, we assume that we have sufficient funds for the next twelve months. If the offering is only partial successful, it may be necessary for us to raise additional capital through debt or equity." Please revise to clarify this statement, as this is a resale offering where you will not receive any proceeds. It is unclear how this offering affects your liquidity or your ability to maintain sufficient funds to maintain your operations for the next twelve months.

22.     Please revise your liquidity section to address any plans to raise funds from the sale of common stock or debt.

23.     We note your response to comment 37. We reissue comment 37 since we cannot locate any revised disclosure indicating there are currently no material commitments for capital expenditures.

Officers and Directors, page 27

24.     Please incorporate your responses to comments 38 and 39 of our letter dated April 7, 2011 in your registration statement. In addition, please advise us of any additional

employment by Mr. Muyingo since he will only work 20 hours a week for the company.

Conflicts of Interest, page 28

25.     We note your response to comment 40 of our letter dated April 7, 2011, and we reissue it. Your response that Galina's Tailoring and Alteration no longer operates as a business entity as of October 2008 appears inconsistent with your management biographies on page 31.  Please clarify whether Galina's Tailoring and Alteration still exists, and if so, revise your registration statement to provide the requested conflict of information disclosure in prior comment 40.  To the extent Galina's Tailoring and Alteration no longer exists, please revise to clarify the circumstances of how this occurred and revise your management biographies.  We may have further comment.

Financial Statements

Interim Financial Statements for the Six Months Ended May 31, 2011

Balance Sheets, page 40

26.     We note the balance sheet as of November 30, 2010 presented here is not consistent with the balance sheet presented on page 47.  It appears that the column titles should be corrected.  Please revise.

Indemnification of Directors and Officers, page 56

27.     We note your response to comment 48 of our letter dated April 7, 2011.  We note your deleted your discussion of Nevada Revised Statutes Chapter 78 in your amended registration statement.  Please revise to provide the general effect of any statute, under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such. This should include the specific provision under the Nevada Revised Statutes.

Recent Sales of Unregistered Securities, page 45

28.     We note your response to comment 51 of our letter dated April 7, 2011, and we reissue it in part.  The name of "Alexander James Douglas Murray" on page 59 is inconsistent with page 15.  Please revise to reconcile.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan (202) 551-3388 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director